Fiverr and Real match real estate agents with expert freelancers

NEWS PROVIDED BY The Real Brokerage Inc. → Sep 16, 2020, 07:30 ET

TORONTO and NEW YORK, Sept. 16, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage, launched today a co-branded marketplace to match real estate agents with expert freelance talent on Fiverr. The marketplace offers agents support services from vetted freelancers like designers and photographers to help them build awareness, generate leads and promote their clients' properties.

"Real's agents work remotely, but that doesn't mean they work alone," said Tamir Poleg, CEO of Real. "With Real's Fiverr store, agents can easily find pre-screened business support services to help get business done better and more efficiently."

In Real's Fiverr store, agents can find professional help with marketing design, lead generation, professional listing videos, 3D modelling, and virtual staging.

The Fiverr platform connects businesses of all sizes with skilled freelancers offering digital services in more than 400 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In 2019, over 2.4 million customers bought a wide range of services from freelancers working in over 160 countries.

"With Real's Fiverr marketplace, Real agents can feel confident knowing that the freelancers they need are vetted and ready to help them shine." said Ran Madjar, Director of Partnerships and Corporate Development at Fiverr.

The platform is launching today for all Real agents and can be accessed at https://www.fiverr.com/stores/realbroker.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
http://www.joinreal.com

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